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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Z-TEL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

988792107

(Cusip Number)

November 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 10 pages

CUSIP No. 988792107			Page 2 of 10

1.	Name of Reporting Person: Richland Ventures III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,597,169

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 6,597,169

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

* SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 10 pages

CUSIP No. 988792107			Page 3 of 10

1.	Name of Reporting Person: Richland Partners III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,597,169

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 6,597,169

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

* SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 10 pages

CUSIP No. 988792107			Page 4 of 10

1.	Name of Reporting Person: Jack Tyrrell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 6,597,169

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 6,597,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

* SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 10 pages

CUSIP No. 988792107			Page 5 of 10

1.	Name of Reporting Person: W. Patrick Ortale, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 6,597,169

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 6,597,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

* SEE INSTRUCTION BEFORE FILLING OUT!

Page 5 of 10 pages

CUSIP No. 988792107			Page 6 of 10

1.	Name of Reporting Person: James C. Hoffman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 6,597,169

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 6,597,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

* SEE INSTRUCTION BEFORE FILLING OUT!

Page 6 of 10 pages

Item 1.

(a)	Name of Issuer: Z-Tel Technologies, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

601 South Harbour Island Boulevard, Suite 220
Tampa, Florida 33602

Item 2.

(a)	Name of Person Filing:

Richland Ventures III, L.P. (“RVIII”)
Richland Partners III (“RPIII”)
Jack Tyrrell (“JT”)
W. Patrick Ortale, III (“WPO”)
James C. Hoffman (“JCH”)

(b)	Address of Principal Business Office:

1201 16th Avenue South
Nashville, TN 37212

(c)	Citizenship/Place of Organization:

Entities:	RVIII	-	Delaware
	RPIII	-	Delaware

Individuals:	JT	-	United States
	WPO	-	United States
	JCH	-	United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 988792107

Item 3.	Not applicable.

Item 4	Ownership.

		RPIII	RVIII	JT	WPO	JCH
(a)	Beneficial Ownership	6,597,169	6,597,169	6,597,169	6,597,169	6,597,169
(b)	Percentage of Class	11.9%	11.9%	11.9%	11.9%	11.9%
(c)	Sole Voting Power	6,597,169	6,597,169	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	6,597,169	6,597,169	6,597,169
	Sole Dispositive Power	6,597,169	6,597,169	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	6,597,169	6,597,169	6,597,169

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: December 8, 2004

Richland Ventures III, L.P.

By:	Richland Partners III Its general partner

By:	/s/ Jack Tyrrell
General Partner

Richland Partners III

By:	/s/ Jack Tyrrell
General Partner

/s/ Jack Tyrrell
Jack Tyrrell

/s/ W. Patrick Ortale, III
W. Patrick Ortale, III

/s/ James C. Hoffman
James C. Hoffman

EXHIBITS

A: Joint Filing Statement

Exhibit A

Agreement of Joint Filing

     We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

December 8, 2004

Richland Ventures III, L.P.

By:	Richland Partners III, LLC Its general partner

By:	/s/ Jack Tyrrell
General Partner

Richland Partners III

By:	/s/ Jack Tyrrell
General Partner

/s/ Jack Tyrrell
Jack Tyrrell

/s/ W. Patrick Ortale, III
W. Patrick Ortale, III

/s/ James C. Hoffman
James C. Hoffman